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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

LEAPFROG ENTERPRISES, INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

52186N106

(Cusip Number)

FEBRUARY 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 52186N106

1.	Name of Reporting Person: Michael C. Wood		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,836,132 (1)

		6.	Shared Voting Power: 37,587 (2)

		7.	Sole Dispositive Power: 3,836,132 (1)

		8.	Shared Dispositive Power: 37,587 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,873,719 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 16.3% (3)

12.	Type of Reporting Person: IN

Footnotes:

(1) Includes 2,521,257 shares of Class B Common Stock convertible into 2,521,257 shares of Class A Common Stock. The Class B Common Stock was distributed to reporting person on January 21, 2003 by FrogPond, LLC. Also includes 719,131 shares of Class A Common Stock issuable pursuant to options exercisable within 60 days of February 14, 2003.

(2) Represents shares held by reporting person's wife.

(3) Based on 2,521,257 shares of Class B Common Stock convertible into 2,521,257 shares of Class A Common Stock held by reporting person. Also includes 719,131 shares of Class A Common Stock issuable pursuant to options exercisable within 60 days of February 14, 2003 and 20,483,602 shares of Class A Common Stock outstanding as of January 31, 2003, as represented to the reporting person by LeapFrog Enterprises, Inc.

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13G

Item 1.
	(a)	Name of Issuer:
LeapFrog Enterprises, Inc.
	(b)	Address of Issuer's Principal Executive Offices:
6401 Hollis Street, Suite 150 Emeryville, CA 94608

Item 2.
	(a)	Name of Person Filing:
Michael C. Wood
	(b)	Address of Principal Business Office or, if none, Residence:
c/o LeapFrog Enterprises, Inc. 6401 Hollis Street, Suite 150 Emeryville, CA 94608
	(c)	Citizenship:
USA
	(d)	Title of Class of Securities:
Class A Common Stock
	(e)	CUSIP Number:
52186N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
3,873,719
(b) Percent of class:
16.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
3,836,132 (1)
(ii) Shared power to vote or to direct the vote:
37,587 (2)
(iii) Sole power to dispose or to direct the disposition of:
3,836,132 (1)
(iv) Shared power to dispose or to direct the disposition of:
37,587 (2)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable.

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13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

Date

/s/ Michael C. Wood

Signature

Michael C. Wood, individually

Name/Title

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